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Investor Update

The Innovation Fund | Invest Now

Your exclusive opportunity to invest in the Fundrise Innovation Fund starts now.

Editor's note: *The following letter was distributed by Fundrise Advisors to its clients to provide them with details about the Fundrise Growth Tech Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The [prospectus](#) for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to [fundrise.com/offerings/26/view](#). The prospectus should be read carefully before investing in the Fund.*

Your exclusive opportunity to invest in [the Fundrise Innovation Fund](#) starts now. You're one of the first investors to receive this opportunity and help us build a portfolio of tomorrow's great tech companies.

We intend to keep your window to invest open until 12:00PM ET on Wednesday, July 27. In case you missed it, we recently published updates with some of the most [frequently asked questions](#) about the fund as well as [details around investing](#).

As always, please reach out to our Investor Relations team at investments@fundrise.com if you have any questions.